®

July 20, 2012

Re:	Ingram Micro Inc.

Filed February 29, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 1, 2012

File No. 001-12203

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Stephan Krikorian – Accounting Branch Chief

Dear Mr. Krikorian:

On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 21, 2012 relating to the above-referenced filings.

I have recited each comment of the Staff in bold type below, and have followed the comment with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources

Covenant Compliance, page 39

1. We note your disclosure regarding compliance with the covenants in the trade accounts receivable-backed program and the credit agreements. Please tell us your consideration of disclosing whether you are in compliance with the covenants and restrictions associated with your senior unsecured notes due in 2017.

We confirm that we were in compliance with all material covenants or other material requirements set forth in all of the financing facilities separately disclosed in our filing, including our senior unsecured notes due 2017. While our disclosure was intended to convey compliance across each of these facilities, we specifically

Stephen Krikorian,

Accounting Branch Chief – Legal

Securities Exchange Commission

July 20, 2012

highlighted our trade accounts receivable-backed programs and the credit agreements since covenants and requirements under those programs generally are stricter and more extensive than those of our senior unsecured notes due 2017. We will clarify our disclosures in future filings to also more explicitly acknowledge compliance with covenants and other requirements under our senior unsecured notes program.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 7—Income Taxes, page 59

2. We note from your disclosure on page 63 that you file income tax returns in over thirty foreign jurisdictions. Tell us your consideration of including a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

In drafting our disclosure related to tax years still subject to examination in our major tax jurisdictions, we consider the relative size and materiality of each of our entities, which we believe is key to determining criticality to the user of our financial statements. In this regard, we have assessed each of our subsidiaries operating in one or more tax jurisdictions, as measured by revenue, profit before tax, and total tax on such profits. This assessment includes status of tax return filings and reviews by local tax authorities, as well as evaluations of uncertain tax positions in the applicable jurisdictions. We have provided disclosure of the status of examinations for our U.S. operational entity, which is our largest subsidiary, accounting for over 35% of our consolidated net sales and income before income taxes, and over 50% of our consolidated provision for income taxes. No other subsidiary, or group of subsidiaries filing on a combined basis in a tax jurisdiction, accounts for more than 15% of consolidated net sales, income before income taxes or provision for income taxes. As such, we consider each of these other subsidiaries or group of subsidiaries to be immaterial with respect to the disclosure of tax years that remain subject to examination. However, in future filings we will include a statement that each of these other subsidiaries is subject to periodic examination for statutory periods ranging from three to five years.

Stephen Krikorian,

Accounting Branch Chief – Legal

Securities Exchange Commission

July 20, 2012

Note 11—Segment Information, page 66

3. We note that your geographic segment disclosures for North America include both the United States and Canada. Tell us your consideration of separately disclosing revenues and long-lived assets attributable to the United States, your country of domicile. As part of your response, please tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to individual foreign countries. We refer to ASC 280-10-50-41.

We have operations in 26 countries, which service local customers and, in some circumstances, export to customers in countries where we do not have operations. Revenues are generally invoiced by the country operation providing the goods or services to our customer and are reported by that country. We do not have arrangements which provide for sharing of revenue across multiple countries. In light of this, we do not believe disclosure of the basis for attributing revenues to a particular country is pertinent for our business.

We have historically disclosed revenue by our geographic operating segments. Beginning with our quarter ended March 31, 2012, we enhanced our segment disclosure to include long-lived assets for each of our operating segments. Because long-lived assets historically have not been a significant portion of our deployed assets, representing less than 5% of our consolidated total assets, we did not consider this disclosure material to our previous filings.

Our North America segment is, as you have noted, comprised of the U.S. and Canada. The U.S. represents the majority of this segment. Our Canadian operations accounted for 7% or less of our consolidated revenues and 2% or less of our consolidated long-lived assets in the periods presented. Based on this relative immateriality of our Canadian operations, we have historically believed incremental disclosure to segregate and disclose U.S.-only revenues and long-lived assets would not have been useful to the user of our financial statements.

However, in accordance with ASC 280-10-50-41, in future filings we will incorporate a disclosure of our revenues and long-lived assets attributable to the U.S. We intend to address this by adding a footnote to the existing tables in our segment disclosure, noting the respective amounts attributable to the U.S. for all periods presented.

Stephen Krikorian,

Accounting Branch Chief – Legal

Securities Exchange Commission

July 20, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 10—Income Taxes, page 13

4. We note that you recorded a discrete tax benefit of approximately $28.5 million from the write-off of the historical tax basis of an investment. Please tell us more about this tax benefit, the circumstances surrounding it and refer to any authoritative guidance you relied upon when determining your accounting. As part of your response, please tell us how you concluded that your current disclosures sufficiently explain the nature of this discrete tax benefit.

The discrete tax benefit we recorded in the first quarter of 2012 relates to a worthless stock loss in our investment in our wholly owned subsidiary, Ingram Micro Latin America (“IMLA”), which is the holding company for our operations in Brazil and Argentina.

For financial reporting purposes, historical book losses incurred by our operations in Brazil and Argentina have resulted in excess tax over book basis in our investment in IMLA. Through the fourth quarter of 2011, no deferred tax asset had been recorded for this basis difference in accordance with the provisions of ASC 740-30-25-9 and ASC 740-30-25-10, which preclude the recording of a deferred tax asset on outside basis differences unless it is apparent that the temporary difference will reverse in the foreseeable future, for example through a sale or liquidation. Several developments occurred in the first quarter of 2012, however, that impacted the future value of our Brazilian and Argentinean operations, making it apparent that we had met the criteria for claiming a worthless stock loss as a deduction on our U.S. tax return, thus reversing the underlying temporary differences due to the ability to claim a US tax deduction related to the tax basis of our investment in IMLA.

Those developments generally included changes in the local legislative and market environments that occurred during the first quarter of 2012. Furthermore, in February 2012, under the direction of our newly-appointed CEO, we evaluated and made changes to certain strategic initiatives involving our Argentina and Brazil businesses.

In terms of specific developments, the continued tightening of import restrictions on high tech products into Argentina made continuing operations in the country

Stephen Krikorian,

Accounting Branch Chief – Legal

Securities Exchange Commission

July 20, 2012

untenable. While our operations in Argentina have been generating small losses every year since we re-entered the market in 2007, the changes in import laws in February 2012 added new requirements to receive specific government approval before importing most of our largest categories of products. Given that we have to hold the inventory on our balance sheet while awaiting approval, we could no longer see a way of attaining profitability in the country. Accordingly, the decision was made to leave the Argentinean market. As disclosed in Note 8 to our 10-Q for the quarter ended March 31, 2012, we began shutting down our operations in Argentina late in the first quarter of 2012, and expect to complete the shut-down in the third quarter of 2012.

Additionally, as described in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the notes to the consolidated financial statements related to income taxes in our 10-K filings for the fiscal years 2010 and 2011 as well as the 10-Q referenced above, our operations in Brazil began to suffer declines in performance in late 2009. While we made new investments and several key management changes through 2010 and 2011, operational performance continued to deteriorate. During that period, we continued to analyze investments in various market improvement initiatives, both organic and through acquisition, aimed at stabilizing, and eventually regaining local market share in our Brazilian operations.

During the first quarter of 2012 we considered the aforementioned developments and concluded that absent further investment, cash flows from continuing operations would be negative. Faced with this prospect, we filed a U.S. tax election to liquidate IMLA in March of 2012, with a tax-effective date retroactively applied to December 31, 2011, as allowed under U.S. tax law. The liquidation of IMLA as an insolvent entity with no future value indicated, in our view, that we had met the principle criterion under IRC Section 165(g)(3), enabling us to claim an ordinary deduction on our U.S. Federal tax return for the tax basis of our investment in IMLA.

In determining how to account for the tax impact of the worthless stock deduction in the first quarter of 2012, we considered the guidance in ASC 740-270-25-2, which requires that the tax benefit related to items other than the tax effect on ordinary income should “be individually computed and recognized when the items occur.” ASC 740-270-30-13 further provides that certain significant unusual or extraordinary items which are excluded from the estimated annual effective tax rate calculation shall be recognized in the interim period in which they occur. Given the distinct and infrequent nature of the worthless stock deduction and the

Stephen Krikorian,

Accounting Branch Chief – Legal

Securities Exchange Commission

July 20, 2012

retroactive effect of the tax election to liquidate IMLA, we concluded that the tax benefit associated with the loss should properly be recorded as a discrete item in the first quarter of 2012.

In connection with the recording of this discrete tax benefit in the first quarter of 2012, the disclosure we provided states: “The thirteen weeks ended March 31, 2012 included net discrete benefits of approximately $28,500, or 32.2 percentage points of the effective tax rate, which was primarily a result of the write-off of the historical tax basis of the investment we have maintained in one of our Latin American subsidiary holding companies, realized in the current period.” Noting that our previous filings have included disclosures related to our continued operational performance challenges in Brazil and the discussion in the 10-Q referenced above related to shutting down operations in Argentina, we believe the above disclosure provides readers sufficient insight into the nature of the tax benefit of such losses.

Stephen Krikorian,

Accounting Branch Chief – Legal

Securities Exchange Commission

July 20, 2012

* * * * *

Ingram Micro Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Lily Hughes at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding the filing or the Company’s response.

Sincerely,

/s/ Larry C. Boyd

Larry C. Boyd

Executive Vice President,

Secretary and General Counsel

cc:	Morgan Youngwood, Staff Attorney (SEC)

Christine Davis, Assistant Chief Accountant (SEC)

Kevan Bradshaw (PricewaterhouseCoopers)

Alan Denenberg (Davis Polk & Wardwell LLP)

Alain Monie (Ingram Micro)

Bill Humes (Ingram Micro)

Michael Zilis (Ingram Micro)

Lily Hughes (Ingram Micro)